

Shareholder Assistance
and Investor Information

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802-888-0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866-321-8022 or
720-378-5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET

Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

Union Bankshares, Inc.

FOURTH QUARTER REPORT
DECEMBER 2015

Union Bankshares, Inc.

February 9, 2016

to our SHAREHOLDERS

We are pleased to provide you with a brief summary of your company's financial results for the year ended December 31, 2015. Net income for the year was $7.9 million, or $1.77 per share, compared to $7.7 million, or $1.73 per share for 2014. Results for 2015 were positively impacted by increases in net interest income of $217 thousand and in noninterest income of $883 thousand. These positive variances were partially offset by an increase in the provision for loan losses of $205 thousand, noninterest expenses of $710 thousand and the provision for income taxes of $206 thousand.

During 2015 total assets grew a modest 0.8% to $628.9 million. Total loans outpaced total asset growth as we used excess liquidity to fund loan demand. Total loans increased 3.2% to $506.7 million as of December 31, despite sales of qualifying residential mortgages to the secondary market totaling $131.1 million for 2015 compared to sales of $94.7 million for 2014. Loans serviced for others grew $56.9 million to $422.3 million as of December 31, 2015 from $365.4 million as the prior year end. The Company had total capital of $53.6 million with a book value per share of $12.02 as of December 31, 2015 compared to $51.4 million and $11.54 per share at December 31, 2014.

We would like to offer a few observations about our 2015 financial performance. In general we were pleased with our net income growth, despite it being a modest 2.3% over last year. We would have liked our assets to increase at a more rapid pace than they did in 2015, though a modest reduction in borrowings did mask asset growth a bit. As a result our 2016 business plan calls for increasing our core deposits and overall assets at a more robust pace than in 2015. Finally, we are very pleased with our loan portfolio quality measurements. Traditionally we have maintained a high quality portfolio, but at year end our delinquent loan measurements were better than usual. Our net charge offs for all of 2015 were $42 thousand, good results for a loan portfolio exceeding $500 million. This is probably an apt place to remind our shareholders that past performance does not guarantee future results.

While our local economy is relatively diverse we still rely on visitors to our region spending money on lodging, restaurants, attractions and retailers. Our ski areas have invested literally millions of dollars on enhancing their snow making operations to protect their revenues when snow does not fall. Christmas Eve and Christmas Day brought temperatures in the mid-sixties, essentially melting all of the snow we had and shutting down snow guns throughout the region. We have had poor December's in the past and will again. Our local businesses are used to adapting to the vagaries of weather and visitor behavior. That said, a poor December will put some strain on the tourism industry and its employees as attempts are made to cut costs and manage diminished cash flow. Inevitably there will be businesses that suffer more than others. We too have managed through difficult tourism seasons and will continue to work with our customers to assist those who are viable to manage through the short term and prosper over the long term.

Outside of the poor weather and its effect on the tourism industry, the local economy seems to be holding its own, with some level of improvement year over year. There seems to be a major disconnect between the real economy and stock markets. If we were to believe the message that Wall Street seems to be sending, we would anticipate a slowing, difficult economy over the next months and years. Yet regionally we don't sense movement in this direction, in fact we sense the opposite. With the mixed signals we are receiving we will continue to operate your company conservatively though opportunistically, seeking growth when it is profitable to do so.

Enclosed please find your dividend check or advice of deposit representing a dividend of $.27 per share.

Sincerely

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and two loan centers and several ATMs throughout its geographical footprint.

Union Bank has earned an outstanding reputation for residential lending programs and has recently been named, for the third consecutive year, the USDA RD Vermont lender of the year. Union Bank is also an SBA Preferred lender and has an outstanding Community Reinvestment Act rating.





Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	DEC. 31, 2015	DEC. 31, 2014
Cash and Due from Banks	$4,217	$4,822
Federal Funds Sold & Overnight Deposits	13,744	36,922
Interest Bearing Deposits in Banks	12,753	12,252
Investment Securities	59,327	52,964
Loans Held for Sale	5,635	10,743
Loans, net	501,021	480,333
Reserve for Loan Losses	(5,201)	(4,694)
Premises and Equipment, net	13,055	11,853
Other Real Estate Owned, net	—	297
Accrued Interest & Other Assets	24,328	18,571
Total Assets	**$628,879**	**$624,063**

LIABILITIES & SHAREHOLDERS' EQUITY	DEC. 31, 2015	DEC. 31, 2014
Noninterest Bearing Deposits	$99,826	$90,385
Interest Bearing Deposits	310,203	302,722
Time Deposits	150,379	158,957
Borrowed Funds	9,564	15,118
Accrued Interest & Other Liabilities	5,339	5,447
Common Stock	9,864	9,859
Additional Paid in Capital	501	418
Retained Earnings	49,524	46,462
Accumulated Other Comprehensive (Loss) Income	(2,302)	(1,380)
Treasury Stock at Cost	(4,019)	(3,925)
Total Liabilities & Shareholders' Equity	**$628,879**	**$624,063**

Standby letters of credit were $1,614,000 and $1,725,000 at December 31, 2015 and 2014, respectively.

Consolidated **Statements of Income**

(unaudited, in thousands)

	DEC. 31, 2015	DEC. 31, 2014	DEC. 31, 2015	DEC. 31, 2014
	(3 months ended)		(12 months ended)	
Interest Income	$6,378	$6,298	$25,144	$24,852
Interest Expense	478	521	2,025	2,155
Net Interest Income	5,900	5,777	23,119	22,697
Provision for Loan Losses	150	45	550	345
Net Interest Income After Provision for Loan Losses	5,750	5,732	22,569	22,352
Trust Income	181	177	719	726
Noninterest Income	2,217	1,944	9,073	8,183
Noninterest Expenses:				
Salaries & Wages	2,437	2,222	9,517	8,916
Pension & Employee Benefits	735	663	2,977	2,725
Occupancy Expense, net	293	293	1,279	1,199
Equipment Expense	529	441	1,875	1,674
Other Expenses	1,690	1,958	6,656	7,080
Total	5,684	5,577	22,304	21,594
Income Before Taxes	2,464	2,276	10,057	9,667
Income Tax Expense	537	391	2,179	1,973
Net income	**$1,927**	**$1,885**	**$7,878**	**$7,694**
Earnings Per Share	**$0.44**	**$0.43**	**$1.77**	**$1.73**
Book Value Per Share			**$12.02**	**$11.54**

Union Bankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

Union Bank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich, *St. Johnsbury*
Richard L. Isabelle - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Danville	421 Route 2 East	802-684-2211
Fairfax	Jct. Routes 104 & 128	802-849-2600
Hardwick	103 VT Route 15 West	802-472-8100
Jeffersonville	44 Main Street	802-644-6600
Johnson	198 Lower Main Street	802-635-6600
Lyndonville	183 Depot Street	802-626-3100
Morrisville	20 Lower Main Street	802-888-6600
	65 Northgate Plaza	802-888-6860
Newport	Loan Center	
	325 East Main Street	802-334-0750
St. Albans	15 Mapleville Depot	802-524-9000
St. Johnsbury	364 Railroad Street	802-748-3131
	325 Portland Street	802-748-3121
S. Burlington	Loan Center	
	30 Kimball Avenue	802-865-1000
Stowe	47 Park Street	802-253-6600

NEW HAMPSHIRE

Groveton	3 State Street	603-636-1611
Littleton	263 Dells Road	603-444-7136
	76 Main Street	603-444-5321
Lincoln	135 Main Street	603-745-4000
N. Woodstock	155 Main Street	603-745-2488